EXHIBIT 21

OLD NATIONAL BANCORP

SUBSIDIARIES OF THE REGISTRANT

AS OF DECEMBER 31, 2018

Name of Subsidiary	Jurisdiction of Incorporation	Business Name of Subsidiary

Old National Bank	United States of America	Old National Bank

Old National Realty Company, Inc.	Indiana	Old National Realty Company, Inc.

Old National Life, LLC	Indiana	Old National Life, LLC